PART I.

 PERSONAL SECURITIES TRANSACTIONS
A.           Personal Trading Accounts and Reports.
1.         No later than 10 days after becoming an Employee, such Employee must identify to the CCO all of the Employee’s and the Employee’s Family Members’ Proprietary Accounts, and must provide to the Firm an Initial Holdings Report disclosing the title, type, number of shares or principal amount (as applicable), and the exchange ticker symbol or CUSIP number (as applicable) of each security for which the Employee or the Employee’s Family Members have Beneficial Ownership, whether or not in a Proprietary Account, as of a date not more than 45 days prior to the date the person became an Employee.  This obligation may also be satisfied for each Proprietary Account by attaching brokerage statements of that account current as of not more than forty-five days prior to the date the person became an Employee.  The Initial Holdings Report need not disclose (a) shares of open-end investment companies registered under the ICA (mutual funds) that are not affiliated with the Firm (but disclosure of closed-end funds and exchange-traded funds is required), (b) securities issued by the government of the U.S., (c) money market instruments (e.g. bankers’ acceptances, bank certificates of deposit, commercial paper, repurchase agreements and (d) other high-quality short-term debt instruments) and shares of money market funds.
2.         Thereafter, each Employee is required to submit an Annual Holdings Report no later than 45 days after year-end.  The form of Initial Holdings and Annual Holdings Report is attached as Exhibit B.2.
3.         Thereafter, each Employee must advise the CCO and receive authorization before opening any new Proprietary Account and must report the identify the broker, dealer or bank, the date the Proprietary Account was established and date of the report within 30 days following the end of the quarter in which the Proprietary Account was established.
4.         Promptly upon becoming an Employee, each Employee must arrange for duplicate copies of all trade confirmations and brokerage statements relating to each of his or her Proprietary Accounts to be sent promptly and directly by the brokerage firm or other financial institution where the Proprietary Account is maintained to the Firm, to the attention of the CCO. All trade confirmations and brokerage statements for a calendar quarter must be received by the Firm not later than thirty days following the end of the calendar quarter.  Such trade confirmations and brokerage statements must identify: (a) the date of each transaction during the calendar quarter, the title, the interest rate and maturity date (if applicable), the number of shares and the principal amount of each security involved; (b) the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition); (c) the price of the security at which the transaction was effected; and (d) the name of the broker, dealer or bank with or through which the transaction was effected. In the alternative, Employees may close all Proprietary Accounts and trade only through a Proprietary Account at the Firm’s primary broker if the Employee authorizes the primary broker to provide such information to the Firm.

5.         Each Employee must report to the CCO any private securities transactions that are not carried out through brokerage accounts.
6.         For each securities trade by an Employee for which a confirmation is not available or that is not carried out through a brokerage account, such as a private securities transaction, the Employee is responsible for promptly providing the CCO with a written statement of the date, security, nature of the transaction, price, parties and brokers involved in such trade.
7.         Before arranging a personal loan with a broker, bank or other financial institution that will be collateralized by securities in a Proprietary Account, an Employee or other borrower must obtain the approval of the CCO.
8.         No later than thirty days after the end of each calendar quarter, each Employee must certify to the Firm that he or she has complied with this Statement and give the Firm a report disclosing all securities in which the Employee and the Employee’s Family Members have any Beneficial Ownership and complete information regarding each Proprietary Account where such securities are held, including all transactions during the calendar quarter.  Alternatively, the Employee may certify that all such information is in the account statements and confirmations provided to the Firm during that quarter and that as of the date of the certificate, all such information is accurate and complete, including all transactions during the calendar quarter.  If such information is incomplete or inaccurate as of the date of the certification, the Employee must update or correct the information.  The form to use for this purpose is attached as Exhibit C.
9.         The alternate compliance personnel in coordination with Brian A. Krawez (the “CCO’s Substitute”) are responsible for reviewing the personal trading accounts and reports of the CCO.
B.           Personal Trading Approvals.
No securities transactions for Proprietary Accounts may be effected without the prior written approval of the CCO. However, “Proprietary Account” does not include any account of an Employee or Family Member to which the Firm serves as investment adviser, and therefore does not require pre-approval. Any transaction may be cancelled at the end of the day by the CCO or allocated to a Client Account at the CCO’s discretion.  This policy applies equally to securities acquired in IPOs and private placements.  The CCO must obtain the prior written approval of Brian A. Krawez (the “CCO’s Substitute”) before effecting any transactions in the CCO’s own Proprietary Accounts.  The form of Personal Securities Trading Request is attached as Exhibit D.  The CCO or the CCO’s Substitute will notify the Employee promptly of approval or denial of clearance to trade.  If an Employee receives approval to trade a security, he or she must complete that trade on the same business day as that approval.  If the trade is not made on that day, the Employee must request approval again.
When an Employee recommends purchasing or selling a security for a Client Account, the Employee must disclose to the CCO if any of the Employee’s Proprietary Accounts then holds a position in that security.

The CCO or the CCO’s Substitute is responsible for collecting and maintaining the record of personal trading approvals.  Employee trades during each quarter will be reviewed and compared to Personal Securities Trading Requests.
C.           Review of Personal Trading Information.
The Firm will review all confirmations, statements and other information to monitor compliance with this Statement.  The Firm reserves the right to require an Employee to reverse, cancel or freeze, at the Employee’s expense, any transaction or position in a security if the Firm believes such transaction or position might violate this Statement or appears improper.  Except as required to enforce this Statement or to participate in any investigation concerning violations of applicable law, the Firm will keep all such information confidential.
D.           Client Priority.
Employees must give first priority to all purchases and sales of securities for Client Accounts before executing transactions for Proprietary Accounts, and must conduct their personal trading in a manner that does not conflict with the interests of any Client Account.  Although it is not possible to list all potential conflicts of interest, each of the following acts always is prohibited:
1.         Knowingly purchasing securities for Proprietary Accounts, directly or indirectly, without making a good faith determination whether those securities are appropriate for investment by a Client Account and, if they are appropriate, without equitably allocating the investment to Client Accounts first, based on such considerations as available capital and current positions, and then to Proprietary Accounts;
2.          Knowingly purchasing or selling securities for Proprietary Accounts, directly or indirectly, in a way that adversely affects transactions in Client Accounts;
3.         Using knowledge of securities transactions by a Client Account to profit personally, directly or indirectly, by the market effect of such transactions; and
4.         Giving to any person information not generally available to the public about contemplated, proposed or current purchases or sales of securities by or for a Client Account, except to the extent necessary to effect such transactions or with the approval of the CCO.
E.            Front Running.
Without the prior written approval of the CCO, no Employee may execute a transaction in a security for a Proprietary Account if the Employee is aware or should be aware that an order for a Client Account for the same security, same way, remains unexecuted or the Firm is considering same-way trades in the security for Client Accounts.  Transactions in options, derivatives or convertible instruments for a Proprietary Account that are related to a transaction in an underlying security for a Client Account (“inter-market front running”) are subject to the same restrictions.

F.            Principal Transactions.
Neither the Firm nor an Employee may engage in principal transactions between a Proprietary Account and a Client Account without first obtaining the prior written approval of the CCO and the written consent of the Client Account.
G.           Private Placements and Initial Public Offerings.
Neither an Employee nor any of his or her Family Members may acquire Beneficial Ownership of any security in a private placement or IPO without the prior approval of the CCO.  The form of Personal Securities Trading Request is attached as Exhibit D.  The CCO or the CCO’s Substitute will promptly notify the Employee of approval or denial of clearance to trade.  If an Employee receives approval to trade a security he or she must complete that trade within 24 hours after receiving that approval, unless otherwise specified by the CCO on the Personal Securities Trading Request.
H.           Securities Held or to be Acquired by an Investment Fund.
If the Firm advises an Investment Fund, no Employee shall:
a.        Employ any device, scheme or artifice to defraud the Investment Fund;
b.       Make any untrue statement of a material fact to the Investment Fund or omits to state a material fact necessary in order to make the statements made to the Investment Fund, in light of the circumstances under which they are made, not misleading;
c.        Engage in any act, practice or course of business that operates or would operate as a fraud or deceit on the Investment Fund; or
d.       Engage in any manipulative practice with respect to the Investment Fund, in connection with the purchase or sale, directly or indirectly, by the Employee of a security (or any option to purchase or sell, and any security convertible into or exchangeable for, the security) that within the most recent 15 days is or had been held by the Investment Fund or is being or has been considered for purchase by the Investment Fund.
I.             Report to Fund Board Regarding Code of Ethics.
If the Firm advises an Investment Fund, on a quarterly basis the Firm shall furnish to the Investment Fund’s board of directors a written report that: (a) describes any issues arising under this Code of Ethics or related procedures since the last such report to the board of directors, including, but not limited to, information about material violations of the Code or related procedures and sanctions imposed in response to the material violations; and (b) certifies that the Firm has adopted procedures reasonably necessary to prevent Employees from violating the Code.